Exhibit 3.18

CERTIFICATE OF FORMATION

OF

CONNECTICUT HOLDINGS I, LLC

Pursuant to the Delaware Limited Liability Company Act, the undersigned hereby forms a limited liability company with the following terms:

1. Name. The name of the limited liability company is Connecticut Holdings I, LLC (the “LLC”).

2. Address. The address of the LLC’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington. County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned hereby affirms under the penalties of perjury that the facts state herein are true as of the 27th day of March, 2006.

/s/ Carlene P. Moore
Carlene P. Moore, Authorized Person